

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via Email
James T. Judson
Interim Chief Financial Officer
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, CA 95051

      Re: **Extreme Networks, Inc.**
              Form 10-K and 10-K/A for the Fiscal Year Ended July 3, 2011
              Filed on August 30, 2011 and October 31, 2011, respectively
              File No. 000-25711

Dear Mr. Judson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kathleen Collins

                  Kathleen Collins
                  Accounting Branch Chief